                                                                      EXHIBIT 28
                  [THE LETTER HEAD OF CHITTENDEN CORPORATION]

January 20, 2000
                                                                           03/00


CHITTENDEN REPORTS EARNINGS, ANNOUNCES SHARE REPURCHASE AND QUARTERLY DIVIDEND
------------------------------------------------------------------------------

Burlington, VT -- Chittenden Corporation (NYSE:CHZ) Chairman, President and Chief Executive Officer, Paul A. Perrault, today announced fourth quarter 1999 operating net income of $16.1 million compared to $13.0 million earned in the same period last year. This represents $0.56 per diluted share, an increase of 22% compared to the $0.46 per diluted share earned in the fourth quarter of 1998. Operating earnings were $1.92 per diluted share for the year ended December 31, 1999, an increase of 11% from the $1.73 for the same period last year.

In making the announcement, Perrault said, "As expected, our systems passed into Y2K uneventfully. We continue to make excellent progress integrating the operations of VFSC into Chittenden and we have completed all but one of the branch divestitures required as a condition of the approval of the merger. This quarter's financial results are very encouraging as we approach the final steps in the integration plan."

Mr. Perrault also announced that the Board of Directors has authorized the repurchase of up to 2,000,000 shares of the Corporation's common stock (approximately 7% of the Company's outstanding Common Stock) in negotiated transactions or open market purchases. Chittenden, depending on market conditions, may repurchase its Common Stock without further Board authorization for two years and may effect any such purchases for Chittenden employee and director compensation plans.

Chittenden also announced its quarterly dividend of $0.22 per share. The dividend will be paid on February 18, 2000, to shareholders of record on February 4, 2000.

The Company recorded net gains on the sale of Vermont National branches of approximately $1.7 million in the third quarter and approximately $36.5 million in the fourth quarter of 1999, as a result of the sale of one branch and sixteen branches during those respective periods. The sales complete all but one of the eighteen branches required to be divested as a condition of regulatory approval of the VFSC acquisition. The remaining branch will be divested in the first quarter of 2000. The net gain of $10.8 million consists of the net proceeds from branch sales of $38.2 million less goodwill attributed to those branches of $25.7 million and is reflected in the special charges line on the fourth quarter income statement. After income taxes, the net loss recorded in the fourth quarter as a result of the divestitures was $2.0 million. The magnitude of the loss is caused by the non-deductibility for income tax purposes of the goodwill allocation. Including the gains on the sale of the seventeen branches, net of the associated goodwill allocation, net income for the fourth quarter of 1999 was $14.1 million, or $0.49 per diluted share.

                                    - more -

On May 28, 1999, Chittenden Corporation completed its acquisition of Vermont Financial Services Corp. (VFSC) in a stock-for-stock merger. The acquisition has been accounted for as a pooling of interests and accordingly, all financial data has been restated to reflect the combined financial condition and results of operations as if the acquisition had been in effect for all periods presented. In the second quarter of 1999, the Company recorded $71 million (pre-tax) of special charges. Merger related charges totaled $49.9 million on a pre-tax basis. These merger expenses included conversion, severance and transaction costs, such as legal, advisory and accounting fees, and write offs of disposed fixed assets. Additionally, impaired goodwill, related to VFSC's purchase of Eastern Bancorp, totaling approximately $21.1 million was written off as a result of the divestitures required by the U.S. Department of Justice and Federal Reserve. Net special charges for the year consist of the $71 million recorded in the second quarter, plus the $25.7 million of goodwill allocated to the branches sold in the fourth quarter, less the $38.2 million in gains recorded upon the sale of those branches, for a total of $58.5 million. As a result of these special charges, Chittenden's net loss for the year was $2.5 million or $0.09 per diluted share.

The net interest margin for the fourth quarter of 1999 was 4.76%, compared with 4.60% in the same period of 1998, and 4.73% for the third quarter of 1999. Net interest income was $43.8 million for the fourth quarter of 1999 and $44.0 million for the fourth quarter of 1998. The decrease in net interest income from the fourth quarter of 1998 was attributed primarily to lower levels of earning assets resulting from branch sales which occurred during 1999. For the year ended December 31, 1999, net interest income was $175.0 million, compared with $173.7 million in 1998. The net interest margin for the year ended December 31, 1999 was 4.67%, compared with 4.71% for the 1998 period.

Noninterest income amounted to $15.6 million for the fourth quarter of 1999 and $64.2 million for the year ended December 31, 1999, down from $16.7 million and $66.7 million for the same periods last year. The $1.1 million decline in operating noninterest income for the fourth quarter of 1999 was primarily attributable to reductions in gains on sales of mortgage loans related to lower volumes due to higher interest rates. The $2.5 million decline in operating noninterest income for the year was also primarily attributable to reductions in gains on sales of mortgage loans.

Operating noninterest expenses were $33.4 million for the fourth quarter of 1999, and $145.5 million for the year ended December 31, 1999. These amounts were 14% and 5%, respectively, lower than the same periods for the previous year. The reduction in noninterest expense was due to lower levels of amortization of intangibles resulting from the writedown of goodwill related to the merger, reduced compensation expense caused by lower staffing levels, and reduced depreciation expense related to duplicative fixed assets written off as a result of the merger.
                                    - more -

The operating return on average equity was 17.80% for the fourth quarter of 1999, compared with 13.18% in the same quarter of 1998. For the year ended December 31, 1999, operating return on average equity was 14.69%, compared with 13.05% for the same period last year. The operating return on average assets for the fourth quarter of 1999 was 1.60%, up from 1.23% for the fourth quarter of 1998. For the year ended December 31, 1999, the operating return on average assets was 1.34%, up from 1.22% a year ago. The increases in operating ROE were attributable to higher levels of operating net income and lower levels of average stockholders equity in the third and fourth quarters of 1999, which resulted from the one-time merger related charges taken in the second quarter, as well as to the write off of goodwill associated with branches divested in the fourth quarter of 1999.

The allowance for possible loan losses was $41.1 million at December 31, 1999, down slightly from $41.2 million a year ago, and up from $40.8 million at September 30, 1999. Nonperforming assets were $9.6 million at December 31, 1999, down substantially from $19.7 million at December 31, 1998 and $12.1 million at the end of the third quarter of 1999. Net charge-off activity totaled $1.9 million for the fourth quarter of 1999 and $1.6 million for the fourth quarter of 1998. For the year ended December 31, 1999 net charge-off activity totaled $8.8 million compared to $12.7 million for the comparable period in 1998 or 0.30% and 0.46%, respectively, of average loans for the periods.

Chittenden is a bank holding company with total assets of $3.8 billion at December 31, 1999. Its subsidiary banks are Chittenden Bank, Vermont National Bank, The Bank of Western Massachusetts, and Flagship Bank and Trust Company. It also operates under the names First Savings of New Hampshire, Mortgage Service Center of New England, The Pomerleau Agency, and Chittenden Securities, Inc. The Company offers a broad range of financial products and services, including deposit accounts and services; consumer, commercial, and public sector loans; insurance; brokerage; and investment and trust services to individuals, businesses, and the public sector. To find out more about Chittenden and its products, visit our web site at www.chittenden.com. Chittenden Corporation news releases, including earnings announcements, are available via fax by calling 800-758-5804. The six-digit code is 124292.

CHITTENDEN CORPORATION
SELECTED FINANCIAL DATA
(Unaudited)
(In Thousands, except for ratios, shares and per share amounts)

                                                                                                                      Restated
Period End Balance Sheet Data                                              12/31/99               9/30/99             12/31/98
-----------------------------                                              --------               -------             --------

Cash and Cash Equivalents                                               $   150,415           $   257,711          $   267,999

Securities                                                                  666,350               778,517            1,013,049

Loans:
  Commercial                                                                495,120               524,813              480,747
  Municipal                                                                  90,148               119,673               99,727
  Real Estate:
    Residential                                                           1,070,389             1,107,197            1,155,301
    Commercial                                                              641,660               654,040              574,178
    Construction                                                             55,329                57,156               68,133
                                                               ---------------------------------------------------------------
      Total Real Estate                                                   1,767,378             1,818,393            1,797,612
  Consumer                                                                  546,010               502,866              414,887
                                                               ---------------------------------------------------------------

Total Loans                                                               2,898,656             2,965,745            2,792,973
  Less:  Allowance for Possible Loan Losses                                 (41,079)              (40,844)             (41,209)
                                                                ---------------------------------------------------------------
Net Loans                                                                 2,857,577             2,924,901            2,751,764

Other Real Estate Owned                                                         416                   695                1,870
Goodwill                                                                     18,470                44,706               69,227
Other Assets                                                                134,069               157,165              152,398
                                                               ---------------------------------------------------------------

Total Assets                                                            $ 3,827,297           $ 4,163,695          $ 4,256,307
                                                               ===============================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
  Demand                                                                $   532,120           $   599,679          $   614,729
  Money Market and Savings                                                1,807,843             2,005,395            2,032,717
  Certificates of Time less than $100,000                                   649,051               770,208              834,709
    And Other Time Deposits
  Certificates of Time $100,000 and Over                                    215,084               220,177              198,090
                                                               ---------------------------------------------------------------
Total Deposits                                                            3,204,098             3,595,459            3,680,245

Short-Term Borrowings                                                       197,072               144,659              135,913
Accrued Expenses and Other Liabilities                                       63,814                67,782               48,587
                                                               ---------------------------------------------------------------
 Total Liabilities                                                        3,464,984             3,807,900            3,864,745

Total Stockholders' Equity                                                  362,313               355,795              391,562
                                                               ---------------------------------------------------------------

Total Liabilities and Stockholders' Equity                              $ 3,827,297           $ 4,163,695          $ 4,256,307
                                                               ===============================================================

Book Value per Common Share                                                  $12.77                $12.56               $14.02
Common Shares Outstanding                                                28,378,232            28,318,356           27,937,069

Credit Quality Data
-------------------
     Nonperforming Assets (including OREO)                              $     9,588           $    12,092          $    19,735
     90 days past due and still accruing                                      5,016                 5,881                4,184
     Nonperforming Assets to Loans Plus OREO                                   0.33%                 0.41%                0.71%
     Allowance to Loans                                                        1.42%                 1.38%                1.47%
     Allowance to Nonperforming Loans (excluding OREO)                       447.87%               358.38%              230.66%

QTD Average Balance Sheet Data
------------------------------
     Loans, Net                                                         $ 2,874,550           $ 2,927,911          $ 2,783,411
     Earning Assets                                                       3,695,548             3,816,991            3,865,454
     Total Assets                                                         3,974,688             4,114,776            4,204,429
     Deposits                                                             3,377,295             3,594,198            3,616,573
     Stockholders'  Equity                                                  358,098               323,140              389,405

Prior periods have been restated to reflect the acquisition of Vermont Financial Services Corp.

CHITTENDEN CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In Thousands, except for ratios, shares and per share amounts)

                                                                   For the Three Months                 For the Twelve Months
                                                                   Ended December 31,                    Ended December 31,
                                                                   1999               1998               1999               1998
                                                                   ----               ----               ----               ----
                                                                                    Restated                               Restated
Interest Income:
 Interest on Loans                                                  $    59,266   $    59,116             $   233,059   $   237,172
 Interest on Investments                                                 11,907        16,202                  55,157        62,693
                                                         ------------------------------------        ------------------------------
Total Interest Income                                                    71,173        75,318                 288,216       299,865
                                                         ------------------------------------        ------------------------------

Interest Expense:
  Deposits                                                               25,349        29,312                 106,364       117,468
  Short-term Borrowings                                                   2,070         1,962                   6,871         8,691
                                                         ------------------------------------        ------------------------------
Total Interest Expense                                                   27,419        31,274                 113,235       126,159

Net Interest Income                                                      43,754        44,044                 174,981       173,706
Provision for Possible Loan Losses                                        2,175         1,275                   8,700         8,235
                                                         ------------------------------------        ------------------------------
Net Interest Income after Provision
    for Possible Loan Losses                                             41,579        42,769                 166,281       165,471
                                                         ------------------------------------        ------------------------------
Noninterest Income:
  Investment Management and Trust Income                                  3,485         3,409                  14,290        12,913
  Service Charges on Deposit Accounts                                     3,997         4,944                  17,534        19,785
  Mortgage Servicing Income                                               1,114           841                   3,589         3,274
  Gains on Sales of Mortgage Loans, Net                                   1,115         2,015                   5,254         7,734
  Credit Card Income, Net                                                 1,598         1,416                   6,248         6,114
  Insurance Commissions, Net                                                744           477                   2,538         2,878
  Securities Gains                                                            -           429                       -           785
  Other                                                                   3,583         3,199                  14,773        13,211
                                                         ------------------------------------        ------------------------------
Total Noninterest Income                                                 15,636        16,730                  64,226        66,694
                                                         ------------------------------------        ------------------------------


Noninterest Expense:
  Salaries and Employee Benefits                                         17,628        19,462                  74,877        76,977
  Net Occupancy Expense                                                   4,933         6,364                  23,452        25,248
  Other Real Estate Owned,  Expense, Net                                   (395)         (156)                   (147)          472
  Amortization of Intangibles                                               547         1,467                   4,023         5,895
  Special Charges                                                       (10,785)            -                  58,472             -
  Other                                                                  10,675        11,868                  43,252        43,955
                                                         ------------------------------------        ------------------------------
Total Noninterest Expense                                                22,603        39,005                 203,929       152,547
                                                         ------------------------------------        ------------------------------

Income Before Income Taxes                                               34,612        20,494                  26,578        79,618
Income Tax Expense                                                       20,535         7,490                  29,074        29,840
                                                         ------------------------------------        ------------------------------

Net Income (Loss)                                                   $    14,077   $    13,004             $    (2,496)  $    49,778
                                                         ====================================        ==============================


Weighted Average Common Shares Outstanding                           28,351,377    27,924,260              28,172,425    28,322,911
Weighted Average Common and
   Common Equivalent Shares Outstanding                              28,788,077    28,390,496              28,635,839    28,830,483

Earnings Per Share, Basic                                           $      0.50   $      0.47              $    (0.09)  $      1.76
Earnings Per Share, Diluted                                                0.49          0.46                   (0.09)         1.73
Dividends Per Share                                                        0.22          0.18                    0.81          0.69

Operating Net Income                                                $    16,068   $    13,004              $   54,909   $    49,778
Operating Earnings Per Share, Basic                                        0.57          0.47                    1.95          1.76
Operating Earnings Per Share, Diluted                                      0.56          0.46                    1.92          1.73

Operating Return on Average Equity                                        17.80%        13.18%                  14.69%        13.05%
Operating Return on Average Assets                                         1.60%         1.23%                   1.34%         1.22%
Net Yield on Earning Assets                                                4.76%         4.60%                   4.67%        4.71%

Prior periods have been restated to reflect the acquisition of Vermont Financial Services Corp.

                                       5